SOL BOARDS, INC. dba GOLFBOARD, INC.

FINANCIAL STATEMENTS
(Unaudited)

YEAR ENDED DECEMBER 31, 2014

SOL BOARDS, INC. dba GOLFBOARD, INC.

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2014

MARC B. Freedman

Certified Public Accountant, P.C.

Independent Accountant's Review Report

Board of Directors
Sol Board, Inc. dba Golfboard, Inc.
Bend, Oregon 97702

We have reviewed the accompanying financial statements of Sol Board, Inc. dba Golfboard, Inc., which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Marc B. Freedman

Marc B. Freedman, Certified Public Accountant, P.C.
New York, New York
November 22, 2016

215 West 95th Street 2R, New York, New York 10025
TEL: 212.678.2418   FAX: 212-932-1254   EMAIL: mbf@mbfcpa.com

SOL BOARD, INC. dba GOLFBOARD, INC
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$271,760
Accounts Receivable Trade, Net	10,765
TOTAL CURRENT ASSETS	282,525
OTHER ASSETS	6,500
TOTAL ASSETS	289,025

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts Payable	27,775
Accrued Expenses and other Liabilities	203,914
Customer deposits	287,565
Notes Payable - Leasing Advance	143,459
TOTAL CURRENT LIABILITIES	662,713

NONCURRENT LIABILITIES

Notes Payable	1,257,223
TOTAL NONCURRENT LIABILITIES	1,257,223
TOTAL LIABILITIES	1,919,936
SHAREHOLDER' EQUITY (DEFICIT)	(1,630,911)
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY (DEFICIT)	$289,025

SOL BOARD, INC. dba GOLFBOARD, INC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

NET SALES	$859,876
COST OF SALES – See Note 2	1,201,939
GROSS PROFIT (LOSS)	(342,063)
OPERATING EXPENSES	
Salaries, Wages and Benefits	399,704
Sales and Marketing Costs	76,300
Insurance Costs	65,522
Product Development Costs – See Note 2	254,049
General and Other Administrative Expenses	239,287
TOTAL OPERATING EXPENSES	1,034,862
EARNINGS BEFORE INTEREST EXPENSES	(1,376,925)
Interest Expense	55,773
NET LOSS	$(1,432,698)

SOL BOARD, INC. dba GOLFBOARD
STATEMENT OF CHANGES IN SHAREHOLDERS' (DEFICIT
YEAR ENDED DECEMBER 31, 2014

	Common Stock		Accumulated	Total Net Shareholders
	Shares	**Amount**	**Deficit**	**Deficit**
BALANCES – January 1, 2013	198,412	$150,000	$(423,213)	$(273,213)
New Shares Issued	14,880	75,000		75,000
Net loss			(1,432,698)	(1,432,698)
BALANCES – End of Year	213,292	225,000	$(1,855,911)	$(1,630,911)

SOL BOARD, INC. dba GOLFBOARD
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVIES	
Net loss	$(1,432,698)
Adjustments to reconcile net income to net cash provided by Operating activities	
Changes in operating assets and liabilities	
Increase in accounts receivable - trade	(10,765)
Decrease in inventories	29,000
Decrease in prepaid expenses	1,562
Increase in accounts payable	27,775
Increase in accrued expenses and other liabilities	203,914
Increase in customer deposits	278,715
NET CASH USED BY OPERATING ACTIVITIES	(902,497)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from financing lease payable	143,459
Proceeds from long-term debt	1,027,800
Conversion of long-term debt to common stock	(75,000)
Issuance of common stock	75,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,171,259
NET INCREASE IN CASH AND CASH EQUIVALENTS	268,762
CASH AND CASH EQUIVALENTS – Beginning of year	2,998
CASH AND CASH EQUIVALENTS – End of year	271,760

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The principal business of Sol Boards, Inc. dba GolfBoard, Inc. (the Company), is the manufacture and sale of GolfBoards, a single rider, electric vehicle designed initially for golfers. The Company was formed in Oregon in 2013, and maintains its headquarters in Bend, Oregon.

Basis of Accounting

The Company utilizes the accrual basis of accounting wherein revenue is recognized when earned and expenses are recognized when incurred.

Accounting Estimates

The Company employs accounting policies that are in accordance with accounting principles generally accepted in the United states of America. The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with an original maturity of 90 days or less.

Revenue Recognition

The Company recognizes sales on an accrual basis. A sale is deemed recognizable once a product has been shipped to, or otherwise taken possession of, a customer.

Shipping and Handling Costs

The company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTNUED

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated net of an allowance for doubtful accounts. Management estimates the allowance based on the Company's historical experience of the relationship between actual bad debts and net credit sales and the individual accounts from whom the receivables are due. The allowance for doubtful accounts was $0 at December 31, 2014 since all receivables were deemed to be collectible as of that date. Accounts receivable are charged off to bad debt once they are deemed uncollectible.

Inventories

Inventories, which consist of finished goods and parts, are valued at the lower of cost of market. Cost is determined using the "average cost" and specific identification methods. Company policy is the adjust inventory carrying value only when it determines a normal profit margin may not be realized in the normal course of business. Inventory parts are considered impaired and written down to net realizable value following 6 months of non-use or once they are deemed obsolete. The Company had no inventory on hand at the end of 2014 (See Note 2.)

Income Taxes

Effective March 6, 2013, the Company elected, with the consent of its shareholders, to be taxed as an S corporation under the Internal Revenue Code. Accordingly, no deferred tax assets or liabilities are reflected in the accompanying financial statements at December 31, 2014, and no provision for income taxes was necessary. In January, 2016, the Company elected to terminate its election to be taxed as an S corporation and elected to be taxed as a C corporation for the tax year beginning January 1, 2016.

Advertising

Advertising and marketing costs, which are included in general and administrative expenses, are expensed as incurred and totaled $46,656 for the year ended December 31, 2014

Concentration of Credit Risk

The Company's financial instruments subject to credit risk are primarily cash and trade accounts receivable. The Company minimizes its risk by depositing its

NOTE 1 – SUMMARY OF SINIFICANT ACCOUNTING POLICIES - CONTNUED

Concentration of Credit Risk - Continued

excess cash only in established, high quality financial institutions. Generally, the Company does not require collateral to support trade receivables, as management believes that any risk of loss is significantly reduced by its ongoing credit evaluations of its customers. During 2014, many customers paid in full prior to shipment.

NOTE 2 – COSTS OF SALES

In 2014 the Company modified its business to focus on industrial quality boards rather than on sales for individual use. This necessitated significant additional development costs and retrofitting and/or repair of boards that had already been delivered to customers in addition to delaying shipment of new boards until the necessary manufacturing adjustments had been made. The company thus provided industrial quality boards to customers even thou they had only paid for the individual use boards. The Costs of Sales includes $925,458 for purchase of the industrial quality boards from the manufacturer; $60,992 for freight and shipping costs, $40,236 for commissions, $18,092 for merchant fees and $157,161 for retrofitting of previously delivered boards.

NOTE 3 – STATEMENTS OF CASH FLOWS – SUMMARY OF NON-CASH AND OTHER ITEMS.

On a cash basis, the Company paid $0 in interest for the year ended December 31, 2014. Interest of $55,773 was accrued on Notes Payable which is due at maturity.

NOTE 4 – FINANCING ACTIVITIES

Notes Payable

The company has entered into a financing arrangement with GolfBoard Leasing Capital, LLC, a related party, to provide short term financing of GolfBoards deployed to golf courses under a 60-day trial rental period. The financing period is generally targeted to match the rental/trial period, and may be extended as agreed by the parties. The outstanding balance at December 31, 2014, is $143,459 at an interest rate of 36% per annum.

Long Term Notes

The company has entered into Long Term Notes with various individuals and related parties, which have an outstanding balance as of December 31, 2014, of $1,257,223. The Notes have warrants attached at various strike prices (see Note 8). On December 31, 2015, the original maturity dates on all notes was extended by 36 months, and the interest rate (which varied between 8% and 18%, with the weighted average rate during 2015 of 10.6%) was amended to 8%, compounded quarterly for the remaining term of the loans. All interest on the Notes is payable at maturity. During 2014 3 notes, totaling $75,000 were exchanged for common stock. During 2015 one note was paid down $89,167 as consideration for the noteholder's purchase of common stock. No other payments of principal or interest were made during 2014 or 2015 on the Notes. The scheduled principal payments due at maturity are as follows:

2018	$297,217
2019	$960,007

NOTE 5 – INCOME TAXES

Regarding uncertain income tax positions, the Company will recognize in its financial statements the benefit of a tax position when it believes that tax position will more likely than not be sustained on audit based on the technical merits of the position. For an S Corporation, uncertain tax positions could result from activities that jeopardize its status as an S Corporation such as an unallowable number of shareholders, ineligible shareholders or multiple classes of stock or from corporate-level taxes such as the federal built-in-gains tax or excess net passive income tax or state taxes imposed by jurisdictions which do not recognize the Company's status as a pass-through entity. The Company has concluded that it had no unrecognized income tax benefits as December 31, 2014, or December 31, 2013, and it has no tax positions for which it estimates a significant change over the next 12 months.

The Company is subject to examination by state and federal tax authorities for each year since its inception. If such examinations result in changes to taxable income, the tax liability of the shareholders could be changed accordingly.

In January, 2016, the Company elected to terminate its election to be taxed as an S corporation and elected to be taxed as a C corporation for the tax year beginning January 1, 2016.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has short term leases for its office space, and has no long term lease obligations. Rental expense under this operating lease was $1,800 for the year ended December 31, 2014. In late 2016 the company moved its accounting and planning functions to Southern California into a shared office space with Ivy Venture Partners (a related party) and has since reduced its rent in Bend, Oregon by 50% to $900 a month. To date, Ivy Venture Partners has not charged the Company rent for the shared space.

Shareholder Stock Restriction Agreement

Under the terms of a buy-sell agreement, the Company has the right of first refusal to repurchase all the common stock owned by each shareholder, except for agreed-upon transfers among shareholders. Upon death of a shareholder, shares shall pass to the shareholders designated beneficiary. The agreement also provides for certain restrictions other than sale.

NOTE 7 – SIGNIFICANT CUSTOMERS

The Company made sales to one significant customer for the year ended December 31, 2014, which represented approximately 12.7% of sales for the year and a second significant customer which represented 10.8% of sales for the year. The company had accounts receivable of $3,628 from this second customer as of December 31, 2014.

NOTE 8 – COMMON STOCK

The Company is authorized to issue 10,000,000 shares of Class A voting common stock with no par value, of which 213,292 shares were issued and outstanding as of December 31, 2014. The cost of these shares totaled $225,000. In 2015 the Company issued 175,470 additional shares of stock for $418,997 and on July 8, 2016 the company effected a 5.592:1 stock split in preparation for a sale of its stock under the Title III crowdfunding Regulations. Subsequent to this split, there were 2,173,959 shares issued and outstanding.

In addition, the Company is authorized to issue 5,000,000 Class B non-voting shares of common stock. Except for voting rights, the class A and class B have identical rights.

Warrants have been issued by the Company, generally associated with the original issuance and subsequent amendments of Notes Payable. On July 8, 2016, after the split, there were warrants outstanding for 3,594,895 shares. The warrants expire 25 years from the original issuance date (2039 – 2040) and have a post-split strike price ranging from $.27 a share to $.54 a share with a weighted average strike price of $.53 a share.

Common stock options have been issued by the Company to certain directors and key employees. These options have certain vesting requirements and expire after 10 years. On July 8, 2016, after the split, there were 624,335 options outstanding with a strike price of $.54 a share

NOTE 9 – RELATED PARTY TRANSACTIONS

Microcast Technologies Corp. The Company has entered into an exclusive long term manufacturing agreement with Microcast Technologies Corp. ("MTC"). The Company has long term Notes Payable to MTC totaling $640,000 plus interest (with attached warrants), and has entered into a separate long term Forbearance Agreement for approximately $647,000 plus interest (with attached warrants). A key executive and part owner of MTC is a member of Company's board of directors.

Laird Hamilton. Company has entered into an endorsement agreement and stock option agreement with Laird Hamilton and a related limited liability company (together, "Endorsement Agreement") with an initial term expiring May 27, 2020, which requires Hamilton to provide services as a company spokesperson. Compensation to Mr. Hamilton under the Endorsement Agreement includes a grant of stock options for 150,676 shares of Class A Voting common stock in Company and compensation in an amount equal to 10% of Company's gross margin from sales and leases of certain products (including, without limitation, the GolfBoard product) that will have a dilutive effect on shareholders of Company. Mr Hamilton is a member of the Company's board of directors.

GBL. Company has entered into a leasing and financing agreement ("Leasing Agreement") as well as a "Factoring Agreement" with GB Leasing Capital, LLC,

("GBL") an entity that Company has been advised is substantially owned, directly or indirectly, by directors of Company. The terms of the Leasing Agreement include provisions that limit Company from referring customers who seek to lease **GolfBoard** products and other board products to other companies offering lease financing. The terms of the Factoring Agreement were to provide capital to finance Demo and Trial board programs. Company plans, if sufficient funds are raised through the offering (which is not guaranteed), to pay all outstanding amounts due under the Factoring Agreement and terminate the Factoring Agreement. Company has secured financing from an unrelated third party introduced to Company by GBL and for which Company believes that GBL has received or is receiving fees and/or other consideration from such third party.

Ivy Venture Partners. The Company has engaged two principals of Ivy Venture Partners as contractors to act as Chief Strategy Officer and Chief Financial Officer, respectively. Ivy Venture Partners as an entity and through its princippals is and are partnered with Laird Hamilton on two other business ventures, Laird Apparel and XPTLIFE. Ivy Venture Partners is also a strategic advisor to Laird Hamilton's businesses, Laird Superfood. See discussion of Mr. Hamilton above.

NOTE 10 – COMPENSATED ABSENCES

Compensated absences have not been accrued because the amount can not be reasonably estimated.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 22, 2016, the date on which the financial statements were available to be issued.

On February 5, 2016, the Company entered in a Debt Facility comprised of a $400,000 on-year Term Loan, with an option to renew for one-year, and a $1,200,000 working capital line of credit to finance inventory and receivables. Interest accrues at the rate of 15% per annum, and principal payments of $21,700 per month begin on September 1, 2016, on the Term Loan.

On February 4, 2016, the Company entered into a Forbearance Agreement with Microcast Technologies, Inc., who manufactures the GolfBoard for the Company pursuant to a Supply Agreement, as amended, to defer payment of $647,076 of payables due by the Company under the Supply Agreement. Monthly payments of $161,769 are due beginning May 1, 2016, and must be prepaid in full if the Company raises new capital of at least $3,000,000.

On February 4, 2016, the Company executed an amendment to the Supply Agreement with Microcast Technologies to, among other items, extend the term of the exclusive manufacturing agreement by 5 years to January, 2024.

The Company's board has approved the offering of up to 5,000,000 shares of class B non-voting stock, of which, the company plans to sell up to 800,000 shares @ $1.25 per share by January 31, 2017 via the Title III Regulation Crowdfunding procedures approved by the SEC. Upon successful completion of this capital raise, the Company's board has approved an additional capital raise of up to $3,000,000 through a title IV offering under Regulation A of the SEC's Rules and Regulations.